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SEC
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FEB 20 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CORINTHIAN PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53RD STREET, 28TH FLOOR
(No. And Street)

NEW YORK,	NY	10022-5244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAMELA CALABRESE (212) 287-1555
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 2/27/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAMELA CALABRESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORINTHIAN PARTNERS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

notary public
State of Connecticut
Robert Elias
my commission expires 08/31/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Corinthian Partners, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 4, 2013

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 38,806
Due from clearing firm	180,924
Securities owned, at fair value	27,979
Commissions receivable	3,981
Employee advances	52,750
Prepaid expenses	12,811
Security deposit	35,456
TOTAL ASSETS	$ 352,707

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 78,285
Total liabilities	78,285
Liabilities subordinated to claims of general creditors	175,000
Member's equity	99,422
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 352,707

The accompanying notes are an integral part of this financial statement.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Corinthian Partners, LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is organized in Delaware, allowed to operate indefinitely, and is wholly-owned by Corinthian Holdings, LLC. The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customer securities, and therefore claims exemption from the requirements of SEC Rule 15c3-3 under section (k)(2)(ii).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement-date basis, which is not in accordance with GAAP. The difference between trade-date and settlement-date commission revenue and expense is immaterial.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

The Company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2012, the due from clearing firm, as reflected on the statement of financial condition, consisted substantially of cash due from this clearing broker.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $194,022 which was $94,022 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.40 to 1.

NOTE 4. COMMITMENTS

On July 27, 2012 the Company amended its sub-lease agreement for office space that expires on December 31, 2014, whereby the Company will pay approximately $19,139 per month for rent in 2013 escalating to $19,883 per month in 2014. The Company also suspended a sub-sub-lease agreement with a tenant, that earned sub-lease income on a portion of the space, and converted it to a month-to-month agreement at a reduced rate. On December 16, 2010 the Company entered into an equipment lease for a copier with equal monthly payments of $299 that expires on December 16, 2015. On December 21, 2011 the Company entered into an equipment lease for an automobile with equal monthly payments of $415 that expires on December 21, 2013.

NOTE 4. COMMITMENTS (continued)

The following is a summary of future minimum lease payments on these items:

Year ended December 31,	Total Sub-Lease	Automobile	Copier	Total Commitments
2013	$ 229,670	$ 4,980	$ 3,588	$ 238,238
2014	238,596	-	3,588	242,184
2015	-	-	3,588	3,588
Total	$ 468,266	$ 4,980	$ 10,764	$ 484,010

Rent expense for 2012, net of sub-sub-lease income, aggregated to $152,945 and is reported as net rent expense on the statement of operations. Auto lease and copier rental expense for 2012 aggregated to $9,765 and is reported as auto and equipment leases on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 5. INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2009.

NOTE 6. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The securities owned at December 31, 2012, consisted of two equity securities, one priced using Level 1 inputs and valued at $27,979, and the second using Level 2 and valued at zero.

NOTE 7. DUE FROM RELATED PARTY

In 2009, the Company entered into an operating agreement with its affiliate, Corinthian Partners Asset Management, LLC ("CPAM"), whereby the Company provides the day to day operations of and collects the commissions for CPAM, and in return, CPAM reimburses the company for specified expenses. During 2012, CPAM suspended its business; consequently prospective commissions and reimbursements were also suspended. At December 31, 2012, the Company had no outstanding receivables due from CPAM.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under two subordination agreements, one for $125,000 and one for $50,000, each with an original maturity of December 14, 2011. The two subordination agreements, in the aggregate amount of $175,000, have been approved by FINRA and, as such, are available for net capital purposes. Interest accrues annually at a rate of 5% per annum on both subordinations. In 2012, the lenders failed to give written notice of their intent to redeem the subordinations, thus triggering an annual automatic extension of the subordinations to December 14, 2013.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.